# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CARGO THERAPEUTICS, INC., CIK 0001966494
CUSIP: 14179K101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 835 INDUSTRIAL ROAD, SUITE 400, SAN CARLOS, California (CA), 94070
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-23-005703
Filed by CIK 0001493215

## Reporting persons
- RTW Investments, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,055,063; sole dispositive power 0; shared dispositive power 3,055,063; aggregate amount beneficially owned 3,055,063 (6.4% of the class)
- Roderick Wong: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,055,063; sole dispositive power 0; shared dispositive power 3,055,063; aggregate amount beneficially owned 3,055,063 (6.4% of the class)

## Item 1. Issuer
Name of issuer: CARGO THERAPEUTICS, INC.
Address of issuer's principal executive offices: 835 INDUSTRIAL ROAD, SUITE 400, SAN CARLOS, CA, 94070.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) RTW Investments, LP ("RTW Investments"), a Delaware limited partnership, and the investment adviser to certain funds (the "RTW Funds"), with respect to the Shares (as defined in Item 2(d) below) and Shares issuable upon exercise of Reported Warrants directly held by the RTW Funds; and

(ii) Roderick Wong, M.D. ("Dr. Wong"), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares and Shares issuable upon exercise of Reported Warrants directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.
Citizenship: RTW Investments is a Delaware limited partnership. Dr. Wong is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 46,113,353 Shares outstanding as of May 2, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the Securities and Exchange Commission on May 8, 2025, and assumes the exercise of the warrants held by the RTW Funds.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (08/14/2025)
- Roderick Wong: s/ Roderick Wong, M.D., Roderick Wong, M.D. (08/14/2025)